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                                                              EXHIBIT 1.A.(5)(d)

                            POLICY SPLIT OPTION RIDER


You may exchange this policy, subject to the terms of this rider, for two new individual policies, one on each of the two Insureds, described below.

The date of issue of this rider is the policy Date of Issue.

EXCHANGE CONDITIONS

We will exchange this policy only if one of the following events occurs:

        1. A final decree of divorce is issued terminating a marriage of the two Insureds to each other.
        2. There is a change in the Federal Estate Tax law which results in either-

                a) an end to the unlimited marital deduction available to the Insureds if they were to die; or

                b) a reduction in maximum Federal Estate Tax rate of 50% or more.

We must receive a written request from the Owner for an exchange within 180 days of the date a decree of divorce becomes final or the date we notify the Owner of a change in the Federal Estate Tax law, whichever applies. We will require the return of this policy.

A $200 fee will be deducted from the Accumulated Value of the base policy on the day prior to the Exchange Date. This charge is to cover expenses associated with the policy split.

We reserve the right to deduct a charge from the base policy's Accumulated Value to cover our expenses arising from any state or federal taxes generated by the exchange.

EXCHANGE DATE. The exchange will be effective on the Exchange Date, which is the date all of the above exchange conditions are met.

NEW POLICIES. The exchange may be to any traditional whole life, individual flexible premium adjustable benefit life or variable life policy that we regularly issue at the time of exchange, subject to our approval. The issue date of each of the two new individual policies will be the Exchange Date. The new policy on each Insured will be based on that Insured's Attained Age on the Exchange Date. The new policy on each Insured will be based on that Insured's risk classification as of the most recently issued coverage segment on this policy.

The face amount of each new individual policy may not exceed 50% of the Face Amount of this policy. Any Increase in Face Amount on this policy which was made with either or both of the Insureds rated 250% or higher, or in an uninsurable class, will be surrendered at the time of the policy split.

The Accumulated Value and debt of this policy on the day prior to the Exchange Date will be divided and allocated to the two new individual policies in proportion to their face amounts.

Subject to our approval, riders or benefits may be added to the new policies where available.

ASSIGNMENT. Any assignment of this policy will apply to each new individual policy.

Suicide Limitation and Incontestability. The Suicide Limitation and Incontestability periods of the new policies will be measured from the Date of Issue of this policy.

TERMINATION.  Coverage under this rider will terminate on the earliest of:

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1.   our receipt of written request by the Owner for termination; or

2.   the date that the first death of the two Insured's occurs; or

3.   termination of the base policy; or

4. the Policy Anniversary on which the older of the Insureds reaches Attained Age 85; or

5.   exercise of the option to exchange the base policy under this rider.


Signed for NATIONAL LIFE INSURANCE COMPANY at Montpelier, Vermont, as of the date of issue of this rider, by

                                          Chairman of the Board
                                                  and
                                          Chief Executive Officer



7465(0398)